Exhibit 99

Magna Acquisition of Veoneer Positioning Magna’s ADAS Business as a Leader July 23, 2021

Forward Looking Statements Certain statements in this presentation constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers should also consider all of the risk factors which follow below the table : Material Forward - Looking Statement Material Potential Risks Related to Applicable Forward - Looking Statement Strategic benefits of the transaction, including positioning in complete ADAS system, as well as cameras, radar, domain controllers, perception software and restraint control systems  Inherent merger and acquisitions risks, including : unexpected costs, liabilities or delays ; inability or failure to achieve intended benefits from the transaction ; and/or loss of customers, suppliers, employees or other forms of business disruption ; failure to satisfy the conditions to completion of the transaction, including approval of the merger by Veoneer’s stockholders, and receipt of required governmental / regulatory approvals on the terms or at the timing expected  Acquisition integration risks, including the failure to realize anticipated synergies  Technology and innovation risks, including competitiveness of acquired technologies  Program launch risks  Intense competition Financial impact of transaction, including Sales diversification, sales growth, content per vehicle opportunities, EPS impact, and expected synergies  Same risks as above  Shifts in consumer take rates  Potential loss of material purchase order Leverage ratio Credit ratings impact  Inherent merger and acquisitions risks, including: unexpected costs, liabilities or delays; inability or failure to achieve int ended benefits from the transaction;  Credit ratings changes Engineering & software resources and expertise  Acquisition integration risks  Attraction/retention of skilled labour , including failure to retain critical employees of either the acquired business or our own existing business  Labour disruption risk at acquired unionized facilities

Forward Looking Statements (cont.) Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : Risks Related to the Automotive Industry  economic cyclicality;  regional production volume declines, including as a result of the COVID - 19 pandemic;  intense competition;  potential restrictions on free trade;  trade disputes/tariffs; Customer and Supplier Related Risks  concentration of sales with six customers;  OEM consolidation and cooperation;  shifts in market shares among vehicles or vehicle segments;  shifts in consumer "take rates" for products we sell;  quarterly sales fluctuations;  potential loss of any material purchase orders;  a deterioration in the financial condition of our supply base, including as a result of the COVID - 19 pandemic; Manufacturing Operational Risks  product and new facility launch risks;  operational underperformance;  restructuring costs;  impairment charges;  labour disruptions;  COVID - 19 shutdowns;  supply disruptions, including with respect to semiconductor chips;  higher costs to mitigate supply disruptions;  climate change risks;  attraction/retention of skilled labour ; IT Security/Cybersecurity Risk  IT/Cybersecurity breach;  Product Cybersecurity breach; Pricing Risks  pricing risks between time of quote and start of production;  price concessions;  commodity cost volatility;  declines in scrap steel/aluminum prices; Warranty / Recall Risks  costs related to repair or replacement of defective products, including due to a recall;  warranty or recall costs that exceed warranty provision or insurance coverage limits;  product liability claims; Other Business Risks  our ability to consistently develop and commercialize innovative products or processes;  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;  risks of conducting business in foreign markets;  fluctuations in relative currency values;  tax risks;  reduced financial flexibility as a result of an economic shock;  changes in credit ratings assigned to us; Legal, Regulatory and Other Risks  antitrust risk;  legal claims and/or regulatory actions against us; and  changes in laws and regulations, including those related to vehicle emissions. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement . Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are : • discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis ; and • set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings . Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form .

A Compelling Transaction For Magna • Positions us as a global leader in fast - growing ADAS market ̶ Combining complementary businesses strengthens and broadens product portfolio, customer base and geographic presence ̶ Adds significant engineering and software expertise, including sensor perception and drive policy software ̶ Enhances Magna's full ADAS systems capabilities , and accelerates content per vehicle opportunities • Leading global position in restraint controls

Transaction Aligned With Magna’s Portfolio Strategy Accelerate Deployment of Capital Towards High Growth Areas Impact of Megatrends Positive Impact • eDrives • Battery Enclosures • ADAS • Contract Vehicle Manufacturing • New Business Models Aligned • Lighting • Active Aerodynamics • Body & Chassis • Dual Clutch Transmissions • Mirrors • Mechatronics • Seating Negative Impact • Manual Transmissions • 4WD/AWD • Fuel Tanks Magna Sales over time Today Future

Transaction Benefits Key Stakeholders • Magna’s strong financial position provides added confidence to customers in executing growth plans and investing for the future • Combined leadership position in ADAS, together with Magna's overall scale offers exciting opportunities for Veoneer’s employees and supplier partners • Increased software and overall ADAS competence further strengthens Magna's vehicle systems capabilities and positioning in future mobility – benefits employees from both companies • Long - term value creation for Magna shareholders

Veoneer Profile Headquarters: Stockholm, Sweden 2018 Founded in a Spin - Off from Autoliv 7,500 employees > 3,800 engineers Engineering sites in 11 countries across 3 continents 25 technical centers and 5 manufacturing sites $1.3bn 2020 Net Sales 1 Business Overview • Restraint Control Systems • Camera Systems • Radar Systems • Domain Controllers • Driver Monitoring A leading supplier of automotive safety technology Active Safety Passive Safety • Complete Software Stack Market Growth Products / Capabilities Key Facts 1. Excludes Brake Systems business sold in 2020

Complementary ADAS Capabilities

Complementary ADAS Capabilities REAR VIEW CAMERA ULTRASONIC SENSORS x12 FRONT CAMERA VISION SYSTEM FRONT RADAR REAR CORNER RADAR IN - CABIN MONITORING SYSTEM DOMAIN CONTROLLER FRONT CORNER RADAR LIDAR SURROUND CAMERA CLEARVIEW Œ DRIVER MONITORING SYSTEM Ɣ Magna

Complementary ADAS Capabilities DRIVER MONITORING SYSTEM FRONT RADAR REAR CORNER RADAR DOMAIN CONTROLLER NIGHT VISION FRONT CORNER RADAR LIDAR FRONT CAMERA VISION SYSTEM IN - CABIN MONITORING SYSTEM PERCEPTION & DRIVE POLICY SOFTWARE Ɣ Veoneer

Complementary ADAS Capabilities

MAGNA



DOMAIN CONTROLLER
DRIVER MONITORING SYSTEM
FRONT CAMERA VISION SYSTEM
REAR CORNER RADAR
CLEARVIEW™
FRONT RADAR
REAR VIEW CAMERA
NIGHT VISION
ULTRASONIC SENSORS x12
LIDAR
FRONT CORNER RADAR
IN-CABIN MONITORING SYSTEM
PERCEPTION & DRIVE POLICY SOFTWARE
SURROUND CAMERA

Comprehensive portfolio with market leading positions

● Magna ● Veoneer

Added Electronics Engineering Expertise Veoneer adds >3,800 engineers including >1,700 software engineers

Sales Diversification of Combined Business 2020 Pro Forma Combined By Customer North America Based By Production Region Europe Based Asia Based North America Europe Asia

Enhanced Complete ADAS Systems Capabilities • Accelerates content per vehicle opportunities • Allows us to explore additional possibilities • Strengthens Magna's position in the industry

Rapidly Growing ADAS Market… $13 billion ADAS market expected to grow at 14% CAGR to $46 billion by 2030 $0 $10 $20 $30 $40 $50 2020E 2025E 2030E 13 27 46 16% CAGR 12% CAGR ADAS Market Size Camera Radar LiDAR ADAS/AD Controller Ultrasonic DMS Software ($Billions) Source: BCG 2020 ADAS Study

…Combined ADAS Business Expected to Grow ~2x Faster than Market to 2023 Pro Forma Combined ADAS Sales ($Billions) 2020 2023 Magna Standalone ADAS CAGR ‘20 - ‘23 19% - 23% 1.2 2.5 - 2.7 1 ~30% CAGR 1. Based on outlook disclosures made by Magna and Veoneer earlier in 2021

Transaction Summary $31.25 per share TOTAL CONSIDERATION IN CASH 43% premium to 30 - day VWAP Expected near the end of 2021, subject to: • Veoneer stockholder approval • Certain regulatory approvals • Other customary closing conditions CLOSING Holders representing ~40% of Veoneer's outstanding shares intend to vote in favour of transaction TRANSACTION VALUE EQUITY VALUE $3.8 Billion ENTERPRISE VALUE 1 $3.3 Billion 1. I nclusive of Veoneer’s cash, net of debt and other debt - like items as of March 31, 2021

Key Financial Attributes Transaction Funding cash on hand + some additional debt ~$100 million Annual run - rate cost synergies by 2024 Enhances Magna’s sales growth profile 50+ bps improvement per year to 2023 at close and within target range by 2022 year - end 1.0x to 1.5x Adj. leverage expected to be slightly above target range Expect to maintain strong investment - grade credit ratings Transaction expected to be accretive to earnings per share in 2024 (excluding purchase price amortization) Investing for long - term value creation

Expected Synergies Anticipate annual run - rate synergies of ~$100 million by 2024 Key Areas • SG&A • Procurement • Development activities • Manufacturing • Tax (cash savings) Integration team highly focused on realizing synergies

Next Steps Integration Team Coordination Employee Engagement Special Meeting of Veoneer Stockholders Regulatory Filings

A Compelling Transaction for Magna • Positions us as a global leader in fast - growing ADAS market – Combining complementary businesses strengthens product portfolio, customer base and geographic presence – Adds significant engineering and software expertise, including sensor perception and drive policy software – Enhances Magna's full ADAS systems capabilities , and accelerates content per vehicle opportunities • Leading global position in restraint controls Long - term value creation for Magna shareholders

APPENDIX

Complementary ADAS Capabilities

MAGNA

CAPABILITY	TECHNOLOGY	EXPERIENCE	SCALE	COMBINED	
Front Camera	● MAGNA (P), ● Veoneer	● MAGNA (P), ● Veoneer	● MAGNA, ● Veoneer		
Surround View	● MAGNA	● MAGNA	● MAGNA	↑	A leading position
Other Camera	● Veoneer	● Veoneer			
Front Radar	● MAGNA, ● Veoneer	● Veoneer	● Veoneer	↑	A leading position
Corner Radar	● MAGNA, ● Veoneer	● Veoneer	● Veoneer		
Domain Controller	● MAGNA, ● Veoneer	● Veoneer	● Veoneer	↑	Poised for a leading position as market develops
Driver/Occupant Monitoring	● MAGNA, ● Veoneer	● Veoneer	● Veoneer	↑	A leading position
Ultrasonics	● MAGNA (P)				
LiDAR	● MAGNA (P), ● Veoneer (P)			↑	
Software Features & Functions	● MAGNA, ● Veoneer	● MAGNA, ● Veoneer	● Veoneer	↑	Among leaders in function, development and software expertise
Engineering Infrastructure	● MAGNA, ● Veoneer	● MAGNA, ● Veoneer	● Veoneer		

● MAGNA ● Veoneer P PARTNERSHIP ↑ IMPROVED POSITION